SECURI 10028306 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 SE 6th Avenue, Suite 105
(No. and Street)

Topeka (City) KS (State) 66603-3515 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd M. Payne (785) 23[illegible]-4071
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road (Address) Topeka (City) KS (State) 66611-2050 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd M. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFG Financial Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA M. HAYNES
NOTARY PUBLIC
STATE OF KANSAS
MY APPT EXPIRES 3-7-2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
OFG Financial Services, Inc.

We have examined OFG Financial Services, Inc.'s (the Company) compliance with requirements set forth in the Financial Industry Regulatory Authority (FINRA) Manual, Rule 3011, Anti-Money Laundering Compliance Program during the year ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, OFG Financial Services, Inc. complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2009.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 16, 2010

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
OFG Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of OFG Financial Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 16, 2010

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2009 and 2008

TABLE OF CONTENTS

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
OFG Financial Services, Inc.:

We have audited the accompanying statements of financial condition of OFG Financial Services, Inc. (the Company) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OFG Financial Services, Inc. at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 16, 2010

THIS PAGE INTENTIONALLY LEFT BLANK.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents:		
Cash	$ 232,711	$ 160,710
Money market account	405,421	904,446
	638,132	1,065,156
Receivables:		
Commissions and concessions	400,787	417,262
Advances to salesmen	3,679	4,473
Income tax refund receivable	26,589	53,064
Other	6,663	808
	437,718	475,607
Clearinghouse deposit	15,000	15,000
Certificates of deposit	500,000	-
Prepaid expenses	78,214	91,148
Premium customer list, less accumulated amortization of $ 9,750 and $ 6,750 in 2009 and 2008, respectively	5,250	8,250
Furniture and equipment, less accumulated depreciation of $ 235,757 and $ 211,583 in 2009 and 2008, respectively	13,843	19,501
	612,307	133,899
	$ 1,688,157	$ 1,674,662

See accompanying notes to financial statements.

	2009	2008
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 5,001	$ 10,438
Accrued liabilities:		
Commissions	286,692	293,526
Bonuses	98,776	89,144
Employee benefits	1,742	1,951
Total liabilities	392,211	395,059
Stockholder's equity:		
Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares	3,250	3,250
Additional paid-in capital	163,750	163,750
Retained earnings	1,128,946	1,112,603
	1,295,946	1,279,603
	$ 1,688,157	$ 1,674,662

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions and concessions	$ 5,506,103	$ 6,695,840
Interest	11,018	45,557
Other income	3,929	7,920
	5,521,050	6,749,317
Expenses:		
Employee compensation and benefits	1,053,432	1,276,984
Commissions and clearing charges	3,887,619	4,699,210
Rent	76,812	76,475
Communications	94,744	84,336
Promotional costs	153,442	193,350
Supplies	50,799	70,348
Taxes, other than income taxes	58,182	62,221
Other operating expenses	123,646	161,179
	5,498,676	6,624,103
Income before income taxes	22,374	125,214
Provision for income taxes	6,031	45,476
Net income	$ 16,343	$ 79,738

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2008	$ 3,250	$ 163,750	$ 1,032,865	$ 1,199,865
Net income			79,738	79,738
Balance at December 31, 2008	3,250	163,750	1,112,603	1,279,603
Net income			16,343	16,343
Balance at December 31, 2009	$ 3,250	$ 163,750	$ 1,128,946	$ 1,295,946

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 16,343	$ 79,738
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	27,174	13,013
Changes in assets and liabilities:		
Receivables	37,889	33,973
Prepaid expenses	12,934	(21,109)
Accounts payable	(5,437)	3,926
Accrued liabilities	2,589	(260,425)
Net cash provided by (used in) operating activities	91,492	(150,884)
Cash flows from investing activities:		
Purchase of certificates of deposit	(500,000)	-
Purchase of furniture and equipment	(18,516)	(11,586)
Net cash used in investing activities	(518,516)	(11,586)
Net decrease in cash and cash equivalents	(427,024)	(162,470)
Cash and cash equivalents, beginning of year	1,065,156	1,227,626
Cash and cash equivalents, end of year	$ 638,132	$ 1,065,156

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2009	2008
Cash paid for income taxes	$ 22,760	$ 128,543

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes seventeen states. A substantial part of commission income is generated through one carrier.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

Certificates of Deposit

Certificates of deposit are recorded at cost since they are not affected by market rate changes.

Premium Customer List

Premium customer list is recorded at cost. Amortization is provided on the straight-line method over the estimated useful life of the customer list, which is five years.

Furniture and Equipment

Furniture and equipment are recorded at cost and consist of items with original cost greater than $ 5,000 and a useful life of greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Commissions and Concessions Revenue

Commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Promotional Costs

Promotional costs including advertising are expensed as incurred.

Income Tax Matters

On January 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. As of December 31, 2009, there were no uncertain tax benefits identified and recorded as a liability.

The Company files income tax returns in the U.S. federal jurisdiction, Kansas and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Deposits

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

At December 31, 2009, the bank balance of the Company's deposits was $ 993,495. Of this, $ 900,901 was covered by FDIC insurance and $ 92,594 was uninsured.

3 - Premium Customer List

The Company purchased a premium customer list in 2006 for $ 15,000. Amortization expense for the years ended December 31, 2009 and 2008 was $ 3,000 each year. Amortization expense is $ 3,000 for the next year and $ 2,250 in the remaining year.

4 - Leases

The Company has a residential property lease for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2009 and 2008 were $ 12,000. The lease can be terminated by either party upon 30 days notice.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2012. Annual lease expense for 2009 and 2008 was $ 69,603 and $ 68,717, respectively.

Minimum future lease payments are as follows:

2010	$ 69,911
2011	70,932
2012	35,466

5 - Pension Plan

The Company has a 401(k) plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 10% in 2009 and 2008. Both employee and employer contributions are 100% vested upon payment into the plan. For the years ended December 31, 2009 and 2008, the Company contributed $ 95,745 and $ 89,711, respectively, into the plan. These contributions are included in employee compensation and benefits on the statements of income.

6 - Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2009 and 2008, due to the following:

	2009	2008
Computed "expected" tax expense	$ 3,356	$ 48,413
Increase (decrease) in income taxes resulting from:		
Book depreciation greater than income tax depreciation	186	2,336
Book amortization greater than income tax amortization	300	780
Nondeductible expenses	1,264	2,751
State income taxes, net of federal tax benefit	925	4,946
Benefit of income taxed at lower rates	-	(13,750)
Provision for income taxes	$ 6,031	$ 45,476

7 - Related Party Transactions

For 2009 and 2008, the Company received $ 1,500 per month from an affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including rent, communications, and promotional costs.

8 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2009 were:

Net capital	$ 1,142,954
Net capital requirements	100,000
Aggregate indebtedness	392,211
Aggregate indebtedness to net capital ratio	.34 to 1

9 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditors' report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2009

No such liabilities exist at December 31, 2009.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Aggregate indebtedness - total liabilities	$ 392,211
Net capital:	
Credit items:	
Common stock	$ 3,250
Additional paid-in capital	163,750
Retained earnings	1,128,946
	1,295,946
Debit items:	
Nonallowable assets:	
Advances to salesmen	3,679
Other receivables	31,306
Premium customer list, net	5,250
Furniture and equipment, net	13,843
Prepaid expenses	78,214
Interest receivable on certificates of deposit	1,946
Haircut on certificates of deposit	938
Haircut on money market account	17,816
	152,992
Net capital	1,142,954
Capital requirements	100,000
Capital in excess of requirements	$ 1,042,954

Ratio of aggregate indebtedness to net capital is .34 to 1.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2009

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2009, as previously filed	$ 1,142,642
Reconciling item: Adjustment for CD haircuts	312
Net capital as shown on this report	$ 1,142,954

RESERVE REQUIREMENTS

Not applicable.

See independent auditors' report.

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2009 AND 2008